Chaia Georgetown LLC
Profit & Loss
January through June 2021

	Jan - Jun 21
Ordinary Income/Expense	
Income	
4100 · Sales	
4110 · Food{91}	463,649.49
4120 · NA Beverage	510.00
4130 · Beer	624.00
4140 · Wine	1,441.64
4145 · Cocktails	22,043.00
4150 · Catering	
4151 · Food{135}	1,443.00
4154 · Merchandise	18.00
Total 4150 · Catering	1,461.00
4160 · Event	
4161 · Food & Beverage	2,260.00
4162 · Fee	2,250.00
Total 4160 · Event	4,510.00
4170 · Merchandise	0.00
Total 4100 · Sales	494,239.13
4190 · Delivery Fee	4,590.00
4999 · Refunds-Allowances	1,972.85
Total Income	500,801.98
Cost of Goods Sold	
5100 · Cost of Goods Sold	
5110 · Food COGS	106,632.01
5120 · NA Beverage COGS	5,706.89
5130 · Beer COGS	885.60
5140 · Wine COGS	1,822.61
5145 · Liquor COGS	3,286.07
7110 · Packaging	41,374.83
7814 · 3rd Party Fees & Commissions	5,468.02
5100 · Cost of Goods Sold - Other	16.50
Total 5100 · Cost of Goods Sold	165,192.53
Total COGS	165,192.53
Gross Profit	335,609.45
Expense	
6000 · Employee Related	
6010 · Salaries & Wages	
6011 · Manager Gross Wages	49,460.79
6012 · FOH Gross Wages	25,909.43
6013 · BOH Gross Wages	71,492.81
Total 6010 · Salaries & Wages	146,863.03
6100 · Payroll Taxes	
6101 · Emplr FICA	14,479.14
6102 · FUTA	604.51
6103 · SUI	2,305.49
6104 · DC Family Leave	1,173.53
6100 · Payroll Taxes - Other	155.57
Total 6100 · Payroll Taxes	18,718.24
6200 · Workers Comp Insurance	1,111.84
6500 · Payroll Processing	6,385.12
Total 6000 · Employee Related	173,078.23

Chaia Georgetown LLC
Profit & Loss
January through June 2021

	Jan - Jun 21
7000 · Operating Expenses	
7100 · Direct Operating	
7111 · Supplies	3,670.86
7112 · Equipment Rental	495.93
7113 · Decorations & Music	84.80
7114 · Linens	3,791.80
7116 · Uniforms & Cleaning	649.33
7117 · Taxes & Licenses	2,118.78
7119 · Phone	2,072.45
Total 7100 · Direct Operating	12,883.95
7200 · Advertising & Marketing	
7210 · Advertising	1,434.11
7220 · Marketing	132.00
7250 · Promotions and Discounts	4,658.99
Total 7200 · Advertising & Marketing	6,225.10
7300 · General and Admin Expenses	
7310 · Bank Charges	75.00
7311 · Dues & Subscriptions	468.43
7312 · Freight & Delivery	513.90
7313 · Office Expenses	1,846.81
7315 · Stationery & Printing	246.72
7316 · Exterminator	583.86
7320 · Sales (or Beverage) Taxes	-254.37
7330 · Liablity and Umbrella Insurance	2,462.35
7300 · General and Admin Expenses - Other	76.87
Total 7300 · General and Admin Expenses	6,019.57
7400 · Professional Services	
7410 · Accounting	7,695.00
Total 7400 · Professional Services	7,695.00
7500 · Repair & Maintenance	4,701.15
7600 · Utilities	
7610 · Electricity	4,009.74
7620 · Water	2,162.01
7630 · Gas	3,559.04
7640 · Internet	2,065.40
7600 · Utilities - Other	627.35
Total 7600 · Utilities	12,423.54
7700 · Occupancy	
7710 · Rent or Lease	35,108.29
7715 · Real Estate/BID tax	9,185.59
7720 · Trash Removal	1,903.50
Total 7700 · Occupancy	46,197.38
7800 · Selling Expenses	
7811 · Commissions & fees	60.29
7813 · Credit Card Processing	18,238.02
7815 · POS	1,561.45
Total 7800 · Selling Expenses	19,859.76
Total 7000 · Operating Expenses	116,005.45
Total Expense	289,083.68
Net Ordinary Income	46,525.77

Chaia Georgetown LLC
Profit & Loss
January through June 2021

	Jan - Jun 21
Other Income/Expense	
Other Income	
4800 · COVID-19 Grant	62,000.00
4866 · Covid Tips	333.87
9266 · ERTC Credits	22,353.62
9300 · Other Ordinary Income	286.58
9400 · SBA Loan Forgiveness	21,038.55
Total Other Income	106,012.62
Other Expense	
6999 · Guaranteed payments	72,000.00
8000 · Non-Operating Expenses	
8100 · Interest Expense	6,056.41
8200 · Depreciation	14,145.48
8300 · Amortization	2,833.02
8400 · Corporate Expenses	
8410 · Travel & Entertainment	134.91
Total 8400 · Corporate Expenses	134.91
Total 8000 · Non-Operating Expenses	23,169.82
8430 · Management Fee	75,000.00
8600 · Prior Period Expenses	-4,814.30
Total Other Expense	165,355.52
Net Other Income	-59,342.90
Net Income	**-12,817.13**